Exhibit 99.2

NextSource Materials Inc.

Consolidated Financial Statements

For the years ended June 30, 2018 and 2017

Expressed in US Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of NextSource Materials Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of NextSource Materials Inc. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2018, including the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2018 and 2017 and its consolidated financial performance and its consolidated cash flows for each of the two years in the period ended June 30, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the entity's ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2012.

Mississauga, Canada

October 31, 2018

NextSource Materials Inc.

Consolidated Statements of Financial Position

Expressed in US Dollars

	June 30, 2018	June 30, 2017 (note 16)	July 1, 2016 (note 16)
Assets

Current Assets:
Cash and cash equivalents (note 4)	$338,702	$1,964,948	$544,813
Amounts receivable	13,241	39,441	13,955
Prepaid expenses (note 15)	42,540	39,096	11,545
Total current assets	394,483	2,043,485	570,313

Equipment (note 5)	-	27,805	21,911

Total Assets	$394,483	$2,071,290	$592,224

Liabilities

Current Liabilities:
Accounts payable (note 15)	$140,865	$159,147	$215,391
Accrued liabilities	197,834	68,241	24,743
Provision (note 9)	180,652	182,883	182,742
Warrant liability	-	-	111,049

Total Liabilities	519,351	410,271	533,925

Shareholders’ Equity
Share capital (note 10)	100,544,293	99,621,124	94,019,046
Accumulated deficit	(100,744,927)	(97,960,105)	(93,960,747)
Accumulated other comprehensive income	75,766	-	-

Total Shareholder’s Equity	(124,868)	1,661,019	58,299

Total Liabilities and Shareholder’s Equity	$394,483	$2,071,290	$592,224

The accompanying notes are an integral part of these consolidated financial statements.

Nature of Operations (note 1)

Mineral Exploration Properties (note 3)

Subsequent Events (note 18)

NextSource Materials Inc.

Consolidated Statements of Operations and Comprehensive Loss

Expressed in US Dollars

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017 (note 16)

Revenues	$-	$-
Expenses

Exploration and evaluation expenses (notes 3, 5)	920,998	1,839,659
Management and professional fees (notes 6, 15)	1,382,925	770,397
Stock options	-	794,864
General and administrative expenses (note 7)	405,580	458,780
Depreciation (note 8)	-	21,911
Impairment (note 8)	27,805	-
Foreign currency translation (gain) loss	104,387	93,476

Total expenses	2,841,695	3,979,087

Net loss before change in fair value, reversal of impairment of amount receivable and part XII.6 taxes	(2,841,695)	(3,979,087)

Other income (expenses)
Change in value of warrant liability	-	111,049
Reversal of impairment of amount receivable	45,132	-
Part XII.6 taxes	11,741	(131,320)

Net loss for the year	$2,784,822	$3,999,358

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	75,766	-

Net loss and comprehensive loss for the year	$(2,709,056)	$(3,999,358)

Weighted-average common shares, - basic and diluted	468,252,639	448,187,140
Net loss per common shares, - basic and diluted	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.

Consolidated Statements of Cash Flows

Expressed in US Dollars

	For the year ended June 30, 2018	For the year ended June 30, 2017 (note 16)
Cash flows from operating activities

Net loss and comprehensive loss for the year	$(2,709,056)	$(3,999,358)

Items not affecting cash:
Depreciation and impairment of property, plant and equipment	27,805	21,911
Change in value of warrant derivative liability	-	(111,049)
Stock-based compensation	-	794,864
Change in non-cash working capital items:
Amounts receivable and prepaid expenses	22,756	(53,037)
Accounts payable and accrued liabilities	111,311	(12,746)
Provision	(2,231)	141

Net cash used in operating activities	(2,549,415)	(3,359,274)

Cash flows from investing activities

Equipment purchases	-	(27,805)

Net cash used in investing activities	-	(27,805)

Cash flows from financing activities
Proceeds from issuance of common shares	-	5,177,885
Proceeds from exercise of warrants	923,169	-
Common share issue costs	-	(370,671)

Net cash provided by financing activities	923,169	4,807,214

Increase (decrease) in cash and cash equivalents	(1,626,246)	1,420,135
Cash and cash equivalents - beginning of year	1,964,948	544,813
Cash and cash equivalents - end of year	$338,702	$1,964,948

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in US Dollars

	Shares #	Share Capital $	Accumulated Deficit $	Accumulated Other Comprehensive Income (Loss) $	Total Equity $
Balance – July 1, 2016 (note 16)	364,931,425	94,019,046	(93,960,747)	-	58,299

Private placement of common shares	96,064,286	5,177,885	-	-	5,177,885
Cost of issue of private placement of common shares	-	(370,671)	-	-	(370,671)
Share-based compensation	-	794,864	-	-	794,864
Net loss for the year	-	-	(3,999,358)	-	(3,999,358)
Exchange differences on translation of foreign operations	-	-	-	-	-

Balance - June 30, 2017 (note 16)	460,995,711	99,621,124	(97,960,105)	-	1,661,019

Exercise of warrants	8,937,900	923,169			923,169
Net loss for the year	-	-	(2,784,822)	-	(2,784,822)
Cumulative translation adjustment	-	-	-	75,766	75,766

Balance - June 30, 2018	469,933,611	100,544,293	(100,744,927)	75,766	(124,868)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

1.        Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) is incorporated under the laws of Canada and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company, through its wholly-owned foreign subsidiaries, is currently focused on obtaining the necessary permits to begin construction on the Molo Graphite Project in Madagascar. Although we have determined through a NI 43-101 Technical Report Feasibility Study dated July 13, 2017 that Phase 1 of our Molo Graphite Project contains mineralization that is economically recoverable, we do not have the necessary permits or capital to begin construction at this time.

These consolidated financial statements were approved by the Board of Directors on September 28, 2018.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“ERGMAD”), a Madagascar subsidiary. ERGMAD holds the Molo Graphite Project exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of June 30, 2018, the Company had an accumulated deficit of $100,744,927 (June 30, 2017: $97,960,105), has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The Company has not obtained the necessary permits to begin construction and has not commenced commercial operation of a mine. These conditions cast significant doubt about the Company’s ability to continue as a going concern.

Theses consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

2.       Significant Accounting Policies

Statement of compliance and first-time adoption of IFRS

The Company’s consolidated financial statements for the year ending June 30, 2018 are the first annual consolidated financial statements that comply with International Financial Reporting Standards (“IFRS”), as issued by the IASB. The Company has prepared its opening IFRS statement of financial position by applying existing IFRS standards with an effective date of June 30, 2018 or prior.

The Company has applied IFRS in its financial reporting with effect from July 1, 2016, the transition date, in accordance with the transitional provisions set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”. IFRS 1 requires that first-time adopters retrospectively apply all IFRS standards effective at the end of its first IFRS reporting period, which is June 30, 2017. However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters. The items relevant to the Company’s IFRS reporting are disclosed in Note 16.

Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These consolidated financial statements include the financial position, results of operation and cash flows of the Company and its wholly-owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could have an effect on the amounts recognized in the consolidated financial statements relate to the following:

Going concern: The preparation of the consolidated financial statements requires management to make judgments regarding the ability to continue as a going concern.

Share-based compensation: Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share-based payment expense along with the assumptions and model used for estimating fair value for share-based compensation transactions are disclosed in Note 12.

Flow-Through Provision Estimates: The estimation of the value of the provision for the Part XII.6 taxes for the indemnification liability to subscribers of the flow-through shares issued in fiscal 2014 for the additional taxes payable by such subscribers related to the CEE renunciation shortfall that occurred in fiscal 2015 is based on applying a blended tax rate of approximately 35% against the CEE renunciation shortfall. The assumptions and calculations used for estimating the value attributed to the flow-through provision are disclosed in Note 9.

Deferred taxes: The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and deferred tax provisions or recoveries could be affected.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

Cash equivalents

The Company considers cash equivalents to be cash and highly liquid investments with original maturities of three months or less.

Prepayments and deposits

The Company makes prepayments and deposits to suppliers of services. These are recognized as prepayments when made and recognized as expenses when received. Prepayments and deposits on assets that are long term in nature are recorded as long-term prepayments and deposits.

Financial instruments

Management determines the classification of financial assets and financial liabilities at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and/or management’s intent. Transaction costs with respect to instruments not classified as fair value through profit or loss are recognized as an adjustment to the cost of the underlying instruments and amortized using the effective interest method.

The Company’s financial instruments were classified in the following categories:

Financial assets

Financial assets, measured at fair value through profit or loss:

•	Cash equivalents

An instrument is classified as fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. A financial asset is classified as fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so designated by management. Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to earnings along with gains and losses arising from changes in fair value.

Derivative instruments, including embedded derivatives, are recorded at fair value unless exempted from derivative treatment as normal purchase and sale. All changes in their fair value are recorded through profit or loss.

Loans and receivables, measured at amortized cost:

•	Cash on hand and balances at bank

Cash on hand and balances at bank and advances and loans receivable are initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost. Interest revenue on advances and loans receivable are recognized using the effective interest method.

Financial liabilities

Other financial liabilities, measured at amortized cost:

•	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, are recorded at fair value unless exempted from derivative treatment as normal purchase and sale. All changes in their fair value are recorded through profit or loss.

Warrant liability is a level 3 instrument with fair value of $Nil as of June 30, 2018 (June 30, 2017 - $NIL and July 1, 2016 - $111,049).

The financial instrument measurement hierarchy, for financial assets and liabilities measured at fair value through profit and loss at each reporting date, is as follows:

All financial instruments are required to be measured at fair value on initial recognition. For those financial assets or liabilities measured at fair value through profit and loss at each reporting date, financial instruments and liquidity risk disclosures require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. These levels are defined below:

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

•	Level 1: Determined by reference to unadjusted quoted prices in active markets for identical assets and liabilities that the entity can access at the measurement date; or
•	Level 2: Valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly; or
•	Level 3: Valuations using inputs that are not based on observable market data.

Both the binomial and Black Scholes valuation techniques are permitted under IFRS.

The impairment of financial assets, carried at amortized costs, is as follows:

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted. Evidence of impairment may include indications that debtors are experiencing financial difficulty, default or delinquency in interest or principal payments, or other observable data which indicates that there is a measurable decrease in the estimated future cash flows.

If an impairment loss has occurred, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account, and the loss is recognized in financing expense. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of financing income. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If an impairment is later recovered, the recovery is credited to financing income.

The derecognition of financial assets and liabilities is as follows:

A financial asset is derecognized when its contractual rights to the cash flows that compose the financial asset expire or substantially all the risks and rewards of the asset are transferred.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within financing income and financing expense, respectively.

Exploration and evaluation expenditures

Exploration and evaluation expenses include all costs relating to mineral property acquisition costs, exploration camp operating costs, local payroll and consultants in Madagascar and Mauritius, directly attributable overhead, exploration permits and licenses, technical services, exploration drilling, seismic, geological, geophysical and metallurgical studies, testing and sampling.

Once a mineral project has been established as being technically feasible and commercially viable, the related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Assessing commercial viability requires management to make certain judgments as to future events and circumstances, in particular whether an economically viable operation can be established. Any such judgments may change as new information becomes available. If after having capitalized the expenditure, a decision is made that recovery of the expenditure is unlikely, the amount capitalized is recognized in cost of sales in the consolidated statements of comprehensive income (loss).

Capitalization of development expenditures ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Equipment

Equipment is stated at cost less accumulated depreciation and any impairment losses. Equipment is depreciated using the straight-line method based on estimated useful lives, once the assets are available for use. The estimated useful lives, residual values and depreciation method are reviewed at each reporting period, with the effect of any changes in estimated accounted for on a prospective basis. The useful lives of the equipment are as follows:

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

•	Exploration vehicles and equipment	3 to 5 years

The carrying values of equipment are reviewed for impairment at each reporting period and when events or changes in circumstances indicate that the carrying values may not be recoverable. Gains and losses on disposals are determined by comparing net proceeds with carrying amounts.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the obligation If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized as financing expense. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognized but are disclosed where an inflow of economic benefits is probable.

Warrant liabilities

The Company issued share purchase warrants with an exercise price denominated in a currency other than its functional currency. As a result, the warrants are no longer considered solely indexed to the Company’s common shares and are classified as financial liabilities and recorded at the estimated fair value at each reporting date using Level 3 inputs on the financial instrument hierarchy. The Company records the change in fair value of the warrant liability as a component of other income and expense on the statement of operations.

Environmental rehabilitation and asset retirement obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and charged to expenses as an exploration cost, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflect the time value of money are used to calculate the net present value. The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

The Company’s operations are subject to environmental regulations in Madagascar. As at the date of these financial statements, the Company did not have any environmental rehabilitation obligations and had no asset retirement obligations.

Share-based compensation

The Company operates a stock option plan, which measures equity-settled share-based payments to eligible participants at the fair value of the equity instruments at the grant date. Eligible participants are the Company’s directors, officers, employees and consultants. The fair value of grants issued under the stock option plan are determined at the date of grant using the Black-Scholes option valuation model. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where this fair value cannot be measured reliably, in which case they are measured at the fair value of the equity instruments granted, as at the date the Company obtains the goods or the counterparty renders the service. The fair value of the stock option grants is only re-measured if there is a modification to the terms of the option, such as a change in exercise price or legal life. The fair value of the stock option grants is recognized as an expense over the expected vesting period with a corresponding entry to shareholders’ equity.

Foreign currencies

The presentation and functional currency of the Company is the US dollar. The Company has primarily expended its cash on international exploration projects and historically generated its equity funding in US dollars. The Company expects to sell graphite priced in US dollars once the Molo Graphite Project achieves production.

The Company offices are in Canada and the Company expends a portion of its payroll, professional and general and administrative costs in Canadian dollars, which are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

The functional currency of the Mauritius subsidiaries is the United States dollar.

The functional currency of the Madagascar subsidiaries is the Madagascar Ariary. Transfers of cash from the Company to its subsidiaries is typically completed using US dollars. All Ariary transactions are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

For the purpose of presenting consolidated financial statements, the subsidiaries’ assets and liabilities are expressed in United States dollars using the prevailing exchange rates at the end of the reporting period. Any exchange differences that arise are recognized in other comprehensive income and accumulated as foreign currency translation reserve in equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the operation’s functional currency are recognized in the consolidated statement of operations.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Dilute earnings per share is computed, using the treasury stock method, to show the potential reduction in earnings per share that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Accounting standards adopted

Accounting standards effective for the period beginning on or after July 1, 2017 have been adopted as part of the transition to IFRS.

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2018 reporting period. Management believes the following standards will not have a significant impact on the Company’s consolidated financial statements:

•	IFRS 9 Financial Instruments (“IFRS 9”) was initially issued by the IASB in November 2009 and issued in its completed version in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

•	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-statement of financial position finance leases and off- statement of financial position operating leases. Instead, there is a single, on-statement of financial position accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined. IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

3.       Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have a pre-tax NPV of $34 million using an 8% discount rate, a pre-tax internal rate of return (“IRR”) of 25.2%, and a post-tax IRR of 21.5%.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018. The Company expects it will receive a notice of provisional approval of its global environmental permit (the “environmental permit”) in October of 2018.

Application for all other necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken upon receipt of the environmental permit. The Company is currently compiling a comprehensive legal register and will complete the security of land tenure process upon receipt of the environmental permit, which is expected to take 1-2 months.

The Company cannot provide any assurance as to the timing of the receipt of any of the permits and licenses necessary to initiate construction of the mine.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time. As of June 30, 2018, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

4.       Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Mineral Exploration Expenses	Madagascar $	Canada $	Total $
Year ended June 30, 2018	918,763	2,235	920,998
Year ended June 30, 2017	1,763,223	76,436	1,839,659

Cash and Cash Equivalents	Madagascar $	Canada $	Total $
As of June 30, 2018	17,958	320,744	338,702
As of June 30, 2017	44,085	1,920,863	1,964,948

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

5.       Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to mineral property acquisition costs, exploration camp operating costs, payroll and consultants for staff located in Madagascar and Mauritius, directly attributable overhead, exploration permits and licenses, technical services, exploration drilling, seismic, geological, geophysical and metallurgical studies, testing and sampling.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017 (note 16)
Consulting fees	$522,341	$344,749
Permits and licenses	249,714	156,634
Metallurgical Evaluation	107,185	1,120,045
Exploration Activities	-	50,717
Travel	26,902	82,288
Other	14,856	85,226
Total exploration and evaluation expenses	920,998	1,839,659

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

6.       Management and Professional Fees

Management and professional fees include payroll for management, director fees and professional fees such as lawyer and auditor fees.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017 (note 16)
Payroll	$458,932	$339,023
Consulting fees	381,713	160,916
Legal fees	502,463	224,938
Auditor fees	36,342	41,337
Other	3,475	4,183
Total management and professional fees	1,382,925	770,397

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

7.       General and Administrative Expenses

General and administrative expenses include all bank fees, corporate travel, meals and entertainment, telecommunications, information technology, investor relations, exchange listing fees and transfer agent fees.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017 (note 16)
Travel	147,109	219,509
Exchange and transfer agent fees	105,461	71,979
Investor relations	86,946	112,263
Bank fees	5,300	4,469
Other	60,764	50,560
Total general and administrative expenses	405,580	458,780

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

8.       Plant and Equipment

The Company owns metallurgical testing equipment and several vehicles used for exploration purposes in Madagascar. The carrying values of equipment located in Madagascar were reviewed for impairment and it was determined that the carrying values may not be recoverable and were impaired.

Changes in the carrying values were as follows:

	Equipment Costs $	Accumulated Depreciation $	Net Book Value $

Balance June 30, 2016	195,561	(173,650)	21,911

Depreciation expense	-	(21,911)	(21,911)
Derecognition of equipment	(195,561)	195,561	-
Acquisition of equipment	27,805	-	27,805

Balance June 30, 2017	27,805	-	27,805

Impairment expense	-	(27,805)	(27,805)

Balance June 30, 2018	27,805	(27,805)	-

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

9.        Provision and Contingent Liability

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 (2016: $nil) in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652 (June 30, 2017: $182,883).

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, it has been recognized as a contingent liability and no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

10.       Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2018, the Company had 469,933,611 common shares issued and outstanding (2017: 460,995,711).

The Company issued the following common shares during the year ended June 31, 2018:

(a)	On September 30, 2017, the Company issued 1,500,000 common shares upon the exercise of 1,500,000 common share purchase warrants for gross proceeds of $105,000. There were no issue costs.

(b)	On February 1, 2018, the Company issued 6,437,900 common shares upon the exercise of 6,437,900 common share purchase warrants for gross proceeds of $708,169. There were no issue costs.

(c)	On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000. There were no issue costs.

The Company issued the following common shares during the year ended June 30, 2017:

(a)	On August 18, 2016, the Company closed a non-brokered private placement offering of 96,064,286 common shares at a price of $0.05 (CAD$0.07) for aggregate gross proceeds of $5,177,885 (CAD$6,724,500). The share issue costs totaled $370,671 for this issuance.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

11.       Stock Options

The Company’s stock option plan is restricted to a maximum of 46,000,000 common stock purchase options. Under the stock option plan, the Company may grant stock options to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

The Black-Scholes option valuation model is used by the Company to determine the fair value of stock option grants based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2018, the Company had 37,630,000 stock options issued and outstanding with a weighted average expiration of 2.9 years, which are exercisable into 37,630,000 common shares at a weighted average exercise price of $0.09. All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options for the year ending June 30, 2018:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2017	Options Granted (Expired or Cancelled)	Options Exercised	Balance Outstanding June 30, 2018
February 27, 2013	February 27, 2018	$0.21	3,725,000	(3,725,000)	-	-
July 9, 2013	July 9, 2018	$0.11	880,000	(175,000)	-	705,000
September 19, 2013	July 19, 2018	$0.15	450,000	(75,000)	-	375,000
January 10, 2014	January 10, 2019	$0.18	3,775,000	(850,000)	-	2,925,000
July 3, 2014	July 3, 2019	$0.15	2,750,000	(500,000)	-	2,250,000
February 26, 2015	February 26, 2020	$0.20	4,100,000	(765,000)	-	3,335,000
December 22, 2015	December 22, 2020	$0.06	7,650,000	(750,000)	-	6,900,000
June 9, 2017	June 9, 2022	$0.07	21,140,000	-	-	21,140,000
Total Outstanding			44,470,000	(6,840,000)		37,630,000

The following is a continuity schedule of the Company's outstanding common stock purchase options:

	Weighted-Average Exercise Price ($)	Number of Stock Options
Outstanding as of June 30, 2016	0.18	41,965,000
Granted	0.07	21,140,000
Exercised	-	-
Expired	0.23	(18,635,000)

Outstanding as of June 30, 2017	0.11	44,470,000
Granted	-	-
Exercised	-	-
Expired	0.18	(6,840,000)

Outstanding as of June 30, 2018	0.09	37,630,000

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

12.       Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The Black-Scholes option valuation model is used by the Company to determine the fair value of warrants issued based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2018, the Company had 3,500,000 common share purchase warrants issued and outstanding with a weighted average expiration of 0.8 years, which are exercisable into 3,500,000 common shares at a weighted average exercise price of $0.14. All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common stock purchase warrants for the year ending on June 30, 2018:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2017	Warrants Granted (Expired)	Warrants Exercised	Balance Outstanding June 30, 2018
October 7, 2015	October 6, 2017	$0.07	7,100,000	(5,600,000)	(1,500,000)	-
February 4, 2016	February 4, 2018	$0.11	6,437,900	-	(6,437,900)	-
April 11, 2016	April 11, 2018	$0.11	3,207,857	(2,207,857)	(1,000,000)	-
July 31, 2015	May 4, 2018	$0.14	10,275,499	(10,275,499)	-	-
June 23, 2014	April 15, 2019	$0.14	3,500,000	-	-	3,500,000
Total Outstanding			30,521,256	(18,083,356)	(8,937,900)	3,500,000

The following is the continuity schedule of the Company's common share purchase warrants:

	Weighted-Average Exercise Price ($)	Number of Warrants
Outstanding as of June 30, 2016	0.13	65,242,431
Issued	-	-
Expired	0.14	(34,721,175)
Exercised	-	-

Outstanding as of June 30, 2017	0.11	30,521,256
Issued	-	-
Expired	0.11	(18,083,356)
Exercised	0.10	(8,937,900)

Outstanding as of June 30, 2018	0.14	3,500,000

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

13.       Capital Management

As at June 30, 2018, the Company had a working capital deficit of $124,868 (June 30, 2017: surplus of $1,633,214).

There were no changes in the Company's approach to capital management during the year ended June 30, 2018.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

14.       Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at June 30, 2018, considering the Company’s financial position and its intention to begin mine construction once the necessary permits have been obtained, the Company expects to access public debt and equity capital markets for financing over the next 12 months. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at June 30, 2018, the Company had a cash and cash equivalents balance of $338,702 (June 30, 2017: $1,964,948) to settle current liabilities of $519,351 (June 30, 2017: $410,271). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

•	Interest rate risk, is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

•	Commodity price risks, is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

•	Currency risk: This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates. The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand. The Company purchases services and has certain salary commitments in those currencies. The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates. Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income. The impact of a 10% strengthening of the Canadian Dollar as of June 30, 2018 would result in a foreign exchange loss of $24,109 on the consolidated statement of loss and comprehensive loss (June 30, 2017: $32,080). The impact of a 10% strengthening of the Madagascar Ariary of June 30, 2018 would result in a foreign exchange gain of $1,605 on other comprehensive income (June 30, 2017: $2,135). A 10% weakening of each currency would have the opposite impact. The impact of a strengthening or weakening of any other foreign currency would not be material.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

15.       Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly-owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the years ended June 30, 2018 and June 30, 2017:

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017
Management and professional fees	$806,752	$639,190
Stock options	-	680,560
Total	$806,752	$1,319,750

The following key management related party balances existed as of June 30, 2018 and June 30, 2017:

	As at June 30, 2018	As at June 30, 2017
Prepaid payroll to officers of the Company	$26,632	$29,746
Accounts payable balance due to officers of the Company	$16,400	$16,400

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

16.        Transition to international financial reporting standards

As stated in Note 2, Significant Accounting Policies, these are the Company’s first consolidated financial statements prepared in accordance with IFRS instead of with US GAAP.

The accounting policies set out in Note 2 have been applied in preparing the comparative information presented in these financial statements and in the preparation of an opening IFRS statement of financial position at July 1, 2016 (the Company’s date of transition).

The Company has followed the recommendations in IFRS 1 First-time adoption of IFRS, in preparing its transitional financial statements. An entity is required to use the same accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its first IFRS financial statements.

IFRS exemption and choices

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting date. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

Optional exemption

•	Cumulative translation differences: IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21, ‘The Effects of Changes in Foreign Exchange Rates’, from the date a subsidiary or equity method investee was formed or acquired. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

Mandatory exceptions to retrospective application

•	Estimates: Hindsight was not used to create or revise estimates. The estimates previously made by the Company under US GAAP are consistent with their application under.

The transition to IFRS has resulted in financial statement presentation changes with no change in shareholders’ equity:

•	Additional paid-in capital is combined with share capital in shareholders’ equity.
•	The statement of operations and comprehensive loss presents an analysis of expenses recognized in profit or loss using a classification based on their function within the Company.

The following is the reconciliation of equity for the effects of transition to IFRS from US GAAP as at June 30, 2017 and July 1, 2016 (date of IFRS transition):

	June 30, 2017			July 1, 2016
	US GAAP	Effect of transition	IFRS	US GAAP	Effect of transition	IFRS
Assets
Current Assets:
Cash and cash equivalents	$1,964,948	-	$1,964,948	$544,813	-	$544,813
Amounts receivable	39,441	-	39,441	13,955	-	13,955
Prepaid expenses	39,096	-	39,096	11,545	-	11,545
Total current assets	2,043,485	-	2,043,485	570,313	-	570,313

Property, Plant and Equipment	27,805	-	27,805	21,911	-	21,911

Total Assets	$2,071,290	-	$2,071,290	$592,224	-	$592,224

Liabilities
Current Liabilities:
Accounts payable	$159,147	-	$159,147	$215,391	-	$215,391
Accrued liabilities	68,241	-	68,241	24,743	-	24,743
Provision	182,883	-	182,883	182,742	-	182,742
Warrant liability	-	-	-	111,049	-	111,049

Total Liabilities	410,271	-	410,271	533,925	-	533,925

Shareholders’ Equity
Share capital	460,996	99,160,128	99,621,124	364,932	93,654,114	94,019,046
Additional paid-in capital	99,160,128	(99,160,128)	-	93,654,114	(93,654,114)	-
Accumulated deficit	(97,960,105)	-	(97,960,105)	(93,960,747)	-	(93,960,747)
Accumulated other comprehensive income	-	-	-	-	-	-

Total Shareholder’s Equity	1,661,019	-	1,661,019	58,299	-	58,299

Total Liabilities and Shareholder’s Equity	$2,071,290	-	$2,071,290	$592,224	-	$592,224

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

The following is the reconciliation of statement of operations and comprehensive loss for the effects of transition to IFRS from US GAAP for the year ended June 30, 2017:

	Year ended June 30, 2017
	US GAAP	Effect of transition	IFRS

Revenues	$-	-	$-

Expenses

Exploration and evaluation expenses	1,839,659	-	1,839,659
Management and professional fees	770,397	-	770,397
Stock options	794,864	-	794,864
General and administrative expenses	458,780	-	458,780
Depreciation	21,911	-	21,911
Foreign currency translation loss	93,476	-	93,476

Total expenses	3,979,087	-	3,979,087
Net loss from operations	(3,979,087)	-	(3,979,087)
Other income (expenses)
Change in value of warrant liability	111,049	-	111,049
Part XII.6 taxes	(131,320)	-	(131,320)

Net loss	(3,999,358)	-	(3,999,358)

Net loss and comprehensive loss	$(3,999,358)	-	$(3,999,358)

The reconciliation of the statement of cash flows is not presented since the transition to IFRS from US GAAP had no significant impact on the statement of cash flows.

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

17.        Income Taxes

Below is a reconciliation of the income tax provision, calculated using the combined Canadian federal and provincial statutory income tax rate of 26.5% as a result of the corporate redomicile during the year. The 2017 reconciliation has been prepared at the statutory rate of 35% for the United States:

	June 30, 2018	June 30, 2017
Net Loss	(2,784,222)	(3,999,358)
Statutory rate	26.5%	35.00%

Expected income tax recovery	(738,000)	(1,399,775)
Tax rate changes and other adjustments	68,710	(147,580)
Stock based compensation	-	278,200
Change in tax benefits not recognized	684,500	1,260,325
Utilization of losses not previously recognized	(15,210)	-
Non-deductible expenses	-	8,830
Income tax recovery	-	-

Deferred Tax

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2018	June 30, 2017
Property, plant and equipment	189,750	189,750
Share issue costs	384,230	768,981
Non-capital losses	20,292,580	18,471,276
Capital losses carried forward	53,000	53,000
Exploration expenditures	3,291,810	2,676,289
Deferred tax assets	24,211,370	22,159,296

The Canadian non-capital loss carry-forwards expire as noted in the table below. The net capital loss carry-forward may be carried forward indefinitely but can only be used to reduce capital gains. Share issue and financing costs will be fully amortized in 2022. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom. This is an inverted company for US tax purpose and therefore is subject to US Corporate Income Tax. As they are in a loss position, there is no US income tax liabilities. Their US non-operating losses carryforward are $42,718,647 and expire between 2025 and 2038. The Company's Canadian non-capital income tax losses expire as follows:

2027	$833,560
2028	808,270
2029	817,410
2030	1,382,860
2031	1,948,650
2032	2,491,120
2033	2,077,470
2034	2,528,580
2035	2,013,770
2036	1,448,930
2037	1,837,300
2038	2,104,660
$20,292,600

NextSource Materials Inc.
Notes to Consolidated Financial Statements

Expressed in US Dollars

18.        Subsequent event

The Company issued the following common shares subsequent to June 30, 2018:

(a)	On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,353 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs consisting of finder’s fees totaled $16,576 plus the issuance of 337,714 common shares and 123,000 common share purchase warrants, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.